                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          (AMENDMENT NO. ____________)

Name of the Issuer:                    First Independence Corporation

Name of Person(s) Filing Statement:

Title of Class of Securities:

CUSIP Number of Class of Securities:

Name, Address, & Telephone Number of
Persons Authorized to Receive Notices                 Gerald Van Wyke
and Communications on Behalf of Person(s)             500 Woodward, Suite 3400
Filing Statement:                                     Detroit, MI 48226
                                                      (313) 962-5909 (Telephone)
                                                      (313) 962-3125 (Fax)

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c.   [ ] A tender offer.

         d.   [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies. [X]

                               CALCULATION OF FILING FEE

                  Transaction                              Amount of Filing Fee
                   Valuation                               --------------------
         -----------------------------

         $271,862.67 based on an estimated aggregate             $54.37
         of 482.745 resulting fractional
         shares of Common Stock to be purchased
         times $563.16 book value per resulting
         share based on book value of Common
         Stock at December 31, 1998.

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid:   N/A                    Filing party:  N/A
         Form or registration no:  N/A                    Date filed:  N/A

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a)   Issuer:  First Independence Corporation
               44 Michigan Avenue
               Detroit, MI 48226
               Telephone: (313) 256-8400

(b)   Security subject to the transaction: Common Stock, $1.00 par value.

      As of April 30, 1999, there were 336,760 shares of Common Stock outstanding, held of record by approximately 2,100 shareholders.

(c) There is no trading market for the securities and none is expected to develop. No person has made a market in the Corporation's stock since 1991.

(d) No dividends have been paid on the Common Stock in the past 10 years. In 1991, pursuant to the exercise of supervisory authority over the Corporation by the Federal Reserve Bank of Chicago, the Board of Directors adopted a resolution providing that it will not declare dividends or distributions to any shareholders without prior approval of the Federal Reserve Bank of Chicago. The resolution remains in effect, and prior approval of the Federal Reserve Bank of Chicago was received for making the redemption payments for fractional shares of new Common Stock after the Reverse Stock Split. Also see preliminary Proxy Statement filed the date of this Schedule ("Proxy Statement"), "Description of Common Stock", page 8, which is incorporated herein by reference.

      The Corporation has no separate business of its own and receives its revenues from the Bank as dividends. The Bank is subject to regulation of the Comptroller of the Currency pursuant to the National Bank Act. That Act limits payment of dividends (12 USC ss.60) to the net profits of a bank remaining after 10% of the net profits of each half year of operations are transferred to capital surplus, and the dividend paid in any calendar year may not, without the prior approval of the Comptroller, exceed the net profits of the current year, plus the net profits of the two preceding years (less the required transfers to surplus). 12 USC ss.56 provides that dividends may not be paid if undivided profits have been depleted by losses or otherwise. In other words, dividends may be paid only from net earnings and not from the Bank's capital.

(e)   Not applicable.

(f) The Corporation has not purchased any of its securities during the past two full fiscal years. No purchase of Common Stock was made by any affiliates of the Corporation in 1998 or 1997 except as shown below. The chart below shows the number of shares purchased, the price ranges and the average quarterly prices paid for Common Stock since January 1, 1997, by Don Davis, the Corporation's largest Common Stockholder, Chairman of the Board and Chief Executive Officer of the Corporation and the Bank; William Fuller, the Corporation's and Bank's President, and Barry Clay, a director of the Corporation and the Bank.


                                    DON DAVIS                 WILLIAM FULLER            BARRY CLAY
                                    ---------                 --------------            ----------
TOTAL SHARES PURCHASED
SINCE 01/01/97                      14,133                    379                       490

PRICE RANGE                         $5.00-7.00                $5.00-5.50                $5.60

1997

1st Quarter
2nd Quarter
3rd Quarter                         $5.00
4th Quarter                         $5.50

1998

1st Quarter                         $5.00
2nd Quarter                         $5.60
3rd Quarter                         $5.60                                               $5.60
4th Quarter                         $6.00                     $5.33

1999

1st Quarter
2nd Quarter                         $7.00

ITEM 2:  IDENTITY AND BACKGROUND

(a-d) The person filing this statement is the issuer of the securities which are subject to the Rule 13e-3 transaction. First Independence Corporation is a Michigan corporation. It is a one-bank holding company, owning all of the outstanding stock of First Independence National Bank of Detroit. Its executive offices are located at 44 Michigan Avenue, Detroit, MI 48226, the same location as the Bank.

      The Board of Directors and executive officers of the Corporation and Bank are listed below, along with their present businesses or employment.

Barry Clay, President
The Barclay Mortgage Funding Group
22190 W. Nine Mile Road
Southfield, MI 48034

Donald Davis, Chairman of the Board of the Corporation and First Independence National Bank of Detroit
44 Michigan Avenue
Detroit, MI 48226

William L. Fuller, President of the Corporation and
First Independence National Bank of Detroit
44 Michigan Avenue
Detroit, MI 48226

Georgis Garmo
Garmo & Co.,P.C.
31275 Northwestern Hwy., #133
Farmington Hills, MI 48334

Dr. Charles Morton (Retired)
19520 Stratford
Detroit, MI 48221

Jamal Shallal
Lincorp Research
24175 Northwestern Hwy., #5
Southfield, MI 48075


Geneva Williams, Chief Operating Officer
United Way Community Services
1212 Griswold
Detroit, MI 48226

Alan C. Young, Principal
Alan C. Young & Assoc.
2990 W. Grand Blvd., #310
Detroit, MI 48202


Additional information about the employment of the Directors and the Executive Officers of the Bank for the past five years is set forth in the Proxy Statement, "Nominees for Board of Directors", pages 4, 5 (For Directors) and "Executive Officers", page 6 (for Executive Officers), which information is incorporated herein by reference.

(e-f) Neither the Corporation, the Bank, nor any of their directors, executive officers or affiliates, during the last five years, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding in which any judgment, decree or final order was issued enjoining violations of, or prohibiting, activities subject to federal or state securities laws or finding any violation of such laws.

(g) All of the directors and executive officers of the Corporation and the Bank are United States citizens.

ITEM 3:     PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

(a)   (1-2) Not applicable.

(b)         Not applicable.

ITEM 4:     TERMS OF THE TRANSACTION

(a) Under the proposed Reverse Stock Split, each sixty shares of existing Common Stock of the Corporation will be converted into one share of $1.00 par value Common Stock. There will be no fractional shares or scrip issued. Thus, the fractional shares of Common Stock remaining after the reclassification of the Common Stock pursuant to the proposed transaction, (resulting from fewer than sixty shares, will be redeemed by the Corporation at a price based on $10.00 per old share of Common Stock, or $600.00.00 per new share of Common Stock.

      The transaction will be effected by an amendment to the Articles of Incorporation reclassifying the Common Stock so that one share of new Common Stock, par value $1.00 per share, will be issued for each sixty shares of old Common Stock, $1.00 per share par value. Additional amendments to the Articles of Incorporation will be adopted in order to adjust the conversion rights of Class C Preferred Stock, Series MI-1 and Series 1994-1 so that they will be equivalent to those rights which they possessed before the reclassification of the Common Stock.

      In order to effect the terms of the reclassification, the Board of Directors of the Bank have decided to declare and pay a cash dividend to the Corporation, its sole shareholder, to provide the Corporation with sufficient cash to pay for the fractional shares of new Common Stock.

      See also the Proxy Statement for additional information regarding the proposed transaction at "Proposal 2 Reverse Stock Split--1 Share for 60 Shares, General", at page 8, and "Liquidation and Price of Fractional Shares", page 9, which is incorporated herein by reference.

(b)   Not applicable.

ITEM 5:  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

(a-e) The Issuer and its affiliates do not have any plans or proposals for any transactions or activities to occur after the proposed reclassification transaction with respect to the Corporation or its subsidiary, the Bank, involving extraordinary transactions such as mergers, reorganizations or liquidations; a sale or transfer of a material amount of assets; any change in the board of directors' or management; any material change in the present dividend rate or policy or indebtedness or capitalization; or any other material change in the corporate structure or business.

(f-g) The Corporation expects the transaction to result in a termination of the registration of the Corporation's Common Stock under Section 12(g) of the Securities Exchange Act and, therefore, a suspension of the Corporation's obligation to file reports pursuant to Section 15(d) of that Act. This would result from a reduction in the number of shareholders below 300 after the Reverse Stock Split. Also see the Proxy Statement, "Reasons for the Proposed Reverse Stock Split", page 8; "Results of the Proposed Reverse Stock Split", page 8, which is incorporated herein by reference.

ITEM 6:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The Corporation will obtain all funds necessary to pay for fractional shares of new Common Stock resulting from the reclassification from a dividend to be received from First Independence National Bank, the Corporation's wholly owned subsidiary. The amount of the dividend is expected to be approximately $350,000 and the actual cost of redeeming fractional shares is expected to be approximately $290,000. In addition, the dividend will be sufficient to cover the expenses incurred in connection with the transaction. See the Proxy Statement, "Funding the Reverse Stock Split", page 11, which is incorporated by reference.

(b) A summary of expenses anticipated for the proposed reclassification is set forth below.

                    ESTIMATED EXPENSES OF REVERSE STOCK SPLIT
                    -----------------------------------------

Filing fees                                                           $   55
Attorney fees                                                         10,000
Accounting fees                                                        5,000
Appraisal fees                                                        35,000
Printing and postage*                                                  5,000
                                                                      ------

         Total                                                       $55,055
                                                                      ======

----------
*Printing and postage costs due to the transaction are considered only for printing and mailing new stock certificates. The incremental cost of printing and mailing the proxy statement is negligible because these costs will be incurred for the annual meeting in any case.

(c-d) There will not be any borrowing to cover the costs of the transaction.

ITEM 7:  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) The Board of Directors has approved the one-for-sixty share Reverse Stock Split for two reasons: (1) There is no trading market for the Common Stock and one is not expected to develop. The transaction will provide a large number of small shareholders a means of obtaining cash for their investment in the Corporation (over 85% of the shareholders own fewer than 60 shares of Common Stock having an estimated fair value of $10.00 per share); (2) The transaction will result in fewer than 300 continuing shareholders thereby eliminating substantial reporting, accounting, legal, printing and mailing costs saving an estimated $70,000 of costs per year. These savings will directly impact the Corporation's consolidated earnings. See Proxy Statement, "Reasons for the Proposed Reverse Stock Split", at page 8, and "Results of the Proposed Reverse Stock Split", at page 8, which are incorporated herein by reference.

(b) The Corporation did not consider alternative means to accomplish its purposes described in (a) above. It is attempting to identify all areas of operations and its business for reducing costs. In addition, the relatively few shares outstanding which could trade, in the Board's opinion, would not provide the basis for a viable trading market for the Corporation's stock.

(c) The proposed reclassification of the Common Stock structure for the transaction was adopted by the Board because it is an efficient, low cost means of providing cash to small shareholders for their stock. It also provides a predictable means by which the number of shareholders can be reduced to those who own a reasonable amount of stock in the Corporation and will result in substantial cost savings by reducing printing and mailing expenses as well as accounting and legal fees required for periodic reporting pursuant to Section 15(d) of the Securities Exchange Act. See the Proxy Statement, at page 8, "Reasons for the Proposed

Reverse Stock Split", and "Results of the Proposed Reverse Stock Split", which are incorporated herein by reference.

(d) The effects of the proposed transaction are described in the Proxy Statement at "Reasons for the Proposed Reverse Stock Split", at page 8, "Results of the Proposed Reverse Stock Split", at page 8, "Financial Information", at page 10, and "Federal Income Tax Consequences", at page 14. Those sections of the Proxy Statement are incorporated herein by reference pursuant to General Instruction D for Schedule 13E-3.

ITEM 8:  FAIRNESS OF THE TRANSACTION

(a) The Board of Directors of the Corporation believes that the proposed one-for-sixty Reverse Stock Split is fair to all Common Stockholders of the Corporation. The proposal was adopted unanimously by the Board of Directors. See the Proxy Statement, "Proposal 2. Reverse Stock Split-1 for 60 Shares", "General", at page 8, which is incorporated herein by reference.

(b) In evaluating the proposal, the Directors considered the expected annual cost savings from having significantly fewer shareholders, the lack an existing trading market for the Corporation's stock, the large number of holders of only a few shares (fewer than 60 shares) of the Corporation's stock and the value to small shareholders of receiving cash for their shares.

      Market prices for the Corporation's Common Stock are difficult to determine because there is not, and has not been, a trading market for the Corporation's Common Stock for approximately 10 years. Few transactions are made in the course of a year and they are privately negotiated between the parties involved. Transactions known to management over the past 27 months have ranged between $5.00 and $7.00 per share of old Common Stock. The net book value per old share of the Corporation's Common Stock was approximately $9.39 as of December 31, 1998. While liquidation value of the Corporation is not determined, it is perceived by the Board to be lower than book value because the fair value of the Bank's real estate owned is believed to be less than the book value amount. In addition, used computer equipment, software, and furniture are believed to have a value less than their book value. The Board also obtained an opinion regarding the fairness of the cash price for the fractional shares of Common Stock, resulting from the proposed transaction. See also Item 9, below, "Reports, Opinions, Appraisals and Certain Negotiations." Until 1997, the Corporation and its subsidiary Bank generally were unprofitable since 1990. There have been no firm offers made by any unaffiliated person during the two years preceding the date of this Schedule for any merger or consolidation of the Corporation into or with another entity, the sale or transfer of substantially all the assets of the Corporation or for a change in control of the Corporation. See also the Proxy Statement, "Reasons for the Proposed Reverse Stock Split" at page 8, "Payment for Resulting Fractional Shares", at page 10, and "Financial Information", at page 11, which are incorporated herein by reference pursuant to Instruction D of the General Instructions for Schedule 13E-3.

(c) The transaction is not structured to require approval of a majority of unaffiliated security holders.

(d) The Directors who are not employees of the Corporation have not retained an unaffiliated representative to act in behalf of unaffiliated security holders for the purposes of negotiating the terms of the proposed transaction or preparing a report concerning the fairness of the transaction. However, the Board of Directors did obtain a report concerning the fairness of the transaction and approved the transaction unanimously after considering the factors referenced in paragraph (b) above and the report described in Item 9 below. See the Proxy Statement, at page 10, "Payment for Resulting Fractional Shares", second paragraph, which is incorporated herein by reference.

(e) The proposed Reverse Stock Split was approved by all of the Directors of the Corporation. Six of the eight Directors of the Corporation are not employees of the Corporation or of any of its affiliates.

(f)   Not applicable.

ITEM 9:  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

(a) The Board of Directors obtained a fairness opinion from Roney Capital Markets with respect to the amount of consideration to be paid for fractional shares resulting from the Reverse Stock Split. See Proxy Statement to shareholders of the Corporation, "Payment for Resulting Fractional Shares", paragraphs 2 and 3, at page 10, which are incorporated herein by reference.

(b) (1) Roney Capital Markets, a division of Roney & Co., a regional investment banking firm headquartered in Detroit, Michigan issued the fairness opinion. Roney is not affiliated with or interested in any manner, with the Corporation or the Bank.

      (2) Roney is a well established investment banking firm in the mid-west and, particularly, in Michigan. It has been engaged by scores of banks and bank holding companies in connection with stock valuations, mergers and combinations, acquisitions and divestitures, and financing of all kinds. See the Proxy Statement at page 10, "Payment for Resulting Fractional Shares", second paragraph, which is incorporated herein by reference.

      (3) In selecting Roney Capital Markets, the Board of Directors solicited proposals from three unaffiliated investment banking firms doing business in Michigan. They considered price, expertise, understanding of community banking and experience in the banking industry. See the Proxy Statement at page 10, "Payment for Resulting Fractional Shares", second paragraph, which is incorporated herein by reference.

      (4) There has been no relationship in the past two years between the Corporation or its affiliates and Roney Capital Markets or Roney & Co. other than the opinion requested in connection with this transaction. There also have been no material relationships between Roney and affiliates with the Corporation or its affiliates during the past two years, and none is contemplated.

      (5) The determination of the amount of consideration to be paid for fractional shares was made by the Board of Directors after evaluating the Corporation's historic earnings records, its book value, the quality of its assets and deposits, the limited trading market for its stock, stock prices in the few transactions that have occurred, and performance and stock price of other community banks and holding companies considered comparable to the Corporation and its subsidiary bank. The report obtained from Roney is to the effect that the price of $10.00 per share of old Common Stock ($600.00 per share of new Common Stock) is fair to the shareholders of the Corporation from a financial point of view. See the Proxy Statement, at page 10, "Payment for Resulting Fractional Shares", which is incorporated herein by reference.

      (6) In arriving at its opinion, Roney reviewed annual reports for four fiscal years of operation of the Corporation and its subsidiary, financial characteristics of the Corporation compared to other publicly held companies in the banking industry, current industry conditions and trends concerning valuation of recent mergers and acquisitions, discussions with senior management of the Corporation and discounted cash flows of the Corporation. Roney was not requested to make any independent investigation of information provided in financial statements of the Corporation, including public filings with the Securities and Exchange Commission. In addition to discounted cash flow analysis, comparable acquisition analyses and comparable company analyses, Roney made numerous assumptions about the Corporation's prospects with respect to asset growth, return on assets, balance sheet mix of assets and liabilities, interest rates and general economic conditions. Roney also considered special factors relating to the Bank's business such as its customer mix, core deposits, opportunities and status as a minority bank. No limitations were imposed by the Corporation upon Roney in connection with its investigation and evaluation of the price to be paid for fractional shares of Common Stock.

(c) The report and opinion of Roney will be available for inspection and copying at the Bank's principal executive offices during its regular business hours by any interested equity security holder of the Corporation or his representative who has been so designated in writing. See the Proxy Statement, at page 10, "Payment for Resulting Fractional Shares", second paragraph, which is incorporated herein by reference.

ITEM 10: INTEREST AND SECURITIES OF THE ISSUER

(a) The shares of Common Stock owned beneficially by Directors of the Corporation and Bank, including the percentage of such securities owned is set forth in Proposal 1. "Election of Directors" of the preliminary Proxy Statement, "Nominees for Board of Directors". The chart showing the Directors and shares and percentage of Common Stock owned is incorporated herein by reference pursuant to Instruction D for Schedule 13E-3.

      In addition, Rose Ann Lacy, Senior Vice President and Chief Financial Officer of the Corporation and the Bank, owns 1,717 shares of the Corporation's Common Stock beneficially. This amounts to less than 1% of the outstanding Common Stock.

(b) In February, 1999 an unaffiliated shareholder notified Don Davis that he wanted to sell 2,433 shares of Common Stock to him. Although the possibility of an $10.00 per share price for the stock was disclosed to the shareholder in connection with a possible Reverse Stock Split, a price of $7.00 was negotiated for all of the shares for sale. The transaction was effected on April 26, 1999. There have been no other transactions in the Common Stock effected during the past 60 days by the Corporation, the Bank or any of the Officers, Directors or affiliates of the Corporation and Bank.

ITEM 11: CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

      There are no contracts, arrangements, understandings or relationships in connection with the Rule 13e-3 transaction between the Corporation (or its Directors, Officers, or affiliates) and any other person with respect to any securities of the Corporation.

ITEM 12: PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

(a) All of the Directors will vote their shares of Common Stock in favor of the proposed Reverse Stock Split. Their shares total 217,615 shares (64.6% of the total Common Stock outstanding). Also see the Proxy Statement, "Voting on the Reverse Stock Split", at page 14, which is incorporated herein by reference pursuant to General Instruction D of Schedule 13E-3.

(b) The Board of Directors has recommended a vote in favor of the Reverse Stock Split. See the Proxy Statement, "Voting on the Reverse Stock Split", which is incorporated herein by reference pursuant to General Instruction D of
Schedule 13E-3.

ITEM 13: OTHER PROVISIONS OF THE TRANSACTION

(a) There are no appraisal rights provided under applicable Michigan law or the Articles of Incorporation of the Corporation. There are no other rights specifically provided by law for shareholders who may object to the transaction. See the Proxy Statement, "No Dissenters Rights", at page 15, which is incorporated herein by reference.

(b)   Not applicable.

(c)   Not applicable.

Item 14: FINANCIAL INFORMATION

(a) (1) The audited financial statements for the past two fiscal years filed with the Corporation's most recent Annual Report are included in Form 10-KSB for 1998 at pages 21-43 and are incorporated herein by reference pursuant to General Instruction D for Schedule 13E-3.

      (2) The Corporation's latest financial statements required to be included in a quarterly report pursuant to the Act is Form 10-KSB referenced in
(1) above. The earnings per share for 1998 and 1997 were $2.71 and $2.20 respectively as shown in the Income Statement at page 25 of the Form 10-KSB, which is incorporated herein by reference.

      (3) The ratio of earnings to fixed charges of the Corporation for 1998 were 1.37 including all deposit interest and 2.43 excluding all deposit interest.

      (4) The pro forma book value per share as of the close of the most recent fiscal year, December 31, 1998, was $9.39 per share based on the balance sheet shown in the 1998 Form 10-KSB at page 24, which is incorporated herein by reference.

(b) (1) and (3) The Corporation's pro forma balance sheet and pro forma book value per share showing the effect of the proposed Reverse Stock Split on the Corporation's balance sheet as of December 31, 1998 are set forth in the Proxy Statement, "Financial Information", pages 11 and 12, and are incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

      (2) The Corporation's pro forma statement of income, earnings per share amounts, and ratio of earnings to fixed charges for 1998 are set forth in the Proxy Statement, "Financial Information", pages 11 and 12, which are incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 15: PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a) The cost of the solicitation of proxies for the meeting at which the Shareholders will vote on the proposed Reverse Stock Split will be borne by the Corporation. In addition to solicitation by the use of mail, the Directors, and Officers of the Corporation, without additional compensation, may solicit proxies personally or by telephone or mail. At the present time there is no intention to engage in a concerted proxy solicitation effort. See the Proxy Statement, page 1, "General Information", which is incorporated herein by reference. Assets of the Corporation, as summarized in Item 6(b), above, in an aggregate amount of approximately $55,000 have been or will be used in connection with the administrative costs of the proposed Reverse Stock Split to cover such matters as accounting fees, legal fees, independent fairness opinion, mailing costs and printing costs.

(b) No persons have been employed or retained to solicit or make recommendations in connection with the proposed transaction.

ITEM 16: ADDITIONAL INFORMATION

      Not applicable.

ITEM 17: MATERIAL TO BE FILED AS EXHIBITS

(a)   Not applicable.

(b)   1.  Opinion from Roney Capital Markets.
      2.  Consent of Roney Capital Markets.

(c)   Not applicable.

(d)   Preliminary proxy statement dated        , 1999, filed with Commission
May 14, 1999 which is incorporated herein by reference pursuant to General Instruction D for Schedule 13E-3.

(e)   Not applicable.


(f)   Not applicable.


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         FIRST INDEPENDENCE CORPORATION


                                         s/ Don Davis
                                         ----------------------
                                         DON DAVIS, CHAIRMAN OF THE BOARD
                                         AND CHIEF EXECUTIVE OFFICER

DATED:  May 14, 1999

RONEY
CAPITAL        One Griswold
MARKETS        Detroit, Michigan 48226
                                                       Telephone: (313) 963-6700
                                                             Fax: (313) 963-2303


May 12, 1999

                                                                     EXHIBIT B-1
Board of Directors
First Independence Corporation
44 Michigan Avenue
Detroit, MI 48226

Attn:  Mr. Donald Davis

                                                          PRIVATE & CONFIDENTIAL

Gentlemen:

First Independence Corporation (the "Company") has engaged Roney Capital Markets, a division of Banc One Capital Markets, Inc. ("Roney") to present an opinion with respect to the amount per share (the "Value") to be paid to holders of fractional shares of the Company's Common Stock following the Company's proposed one-for-60 reverse stock split. The Value to be paid to holders of fractional shares following the Company's proposed one-for-60 reverse stock split will be based on $10.00 per share of Common Stock owned prior to the reverse stock split.

Roney Capital Markets is a regional investment banking firm of recognized standing. As part of our investment banking services, we are regularly engaged in the valuation of corporate entities in connection with public offerings and merger and acquisition transactions. No limitations were imposed by the Company upon Roney with respect to the investigations made or procedures followed by Roney in rendering its opinion.

In arriving at our opinion, we have:

I. Reviewed each of the annual reports of the Company filed on Form 10-KSB for each of the years ended December 31, 1996, 1997 and 1998;

II. Compared certain financial characteristics of the Company to other publicly held companies we deemed relevant;

First Independence Corporation
May 12, 1999
Page 2



III. Researched current industry conditions and trends concerning the valuation of recent mergers and acquisitions;

IV. Conducted discussions with the senior management of the Company concerning the business and future prospects of the Company;

V. Reviewed the discounted cash flow of the Company as set forth in the projections of management of the Company; and

VI. Reviewed such other financial and industry data and performed such other analyses and taken into account such other matters as we deemed necessary or appropriate.

In preparing our opinion, we have relied upon the accuracy and completeness of all of the above information and all other financial and other information supplied or otherwise made available to us by the Company and we have not independently verified such information or undertaken an independent evaluation or appraisal of the assets or liabilities of the Company, nor have we been furnished any such evaluation or appraisal. We have also reviewed certain other information provided to us by the Company, and have met with senior management to discuss the business, assets and prospects of the Company. We have also made certain assumptions as to the reasonableness of the Company's financial and operating forecasts and relied upon the senior management of the Company as to the ability of the Company to achieve the financial and operating forecasts (and the assumptions therein) provided to us. In that regard, we have assumed with your consent that such forecasts reflect the best currently available estimates and judgments of management of the Company as to the future financial performance of the company. Further, in connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects.

In our analyses, we have made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of the Company. Any estimates contained in our analyses are not necessarily indicative of future results or value, which may be significantly more or less favorable than such estimates. The estimated value of the company does not purport to be an appraisal or necessarily reflect the price at which companies or their securities actually may be sold. No company or transaction utilized in our analyses was identical to the Company. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant transactions and prospective buyer interests, as well as other factors that could affect the public trading markets of companies to which the Company is being compared. None of the analyses performed by us was assigned a greater significance than any other.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof.

Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to the Board of Directors of the Company and has been prepared for the

First Independence Corporation
May 12, 1999
Page 3


confidential use of the Board of Directors and senior management of the Company and may not be reproduced, summarized, described or referred to or given to any other person without our prior written consent. Our opinion is limited solely to the fairness of the Value to holders of fractional shares of the Company's Common Stock following the Company's proposed one-for-60 reverse stock split, and does not address the fairness of such Value to holders of whole shares following the reverse stock split.

On the basis of, and subject to, the foregoing, we are of the opinion that, as of the date hereof, the Value to be paid to holders of fractional shares of the Company's Common Stock is fair to such holders, from a financial point of view.

Sincerely,

/s/

Roney Capital Markets,
a division of Banc One Capital
Markets, Inc.

                                                                     EXHIBIT B-2



                        CONSENT OF RONEY CAPITAL MARKETS,
                  A DIVISION OF BANC ONE CAPITAL MARKETS, INC.


         We hereby consent to the inclusion of our opinion letter dated May 12, 1999, to the Board of Directors of First Independence Corporation as Exhibit B-1 to the Proxy Statement and Schedule 13E-3 relating to the proposed one-for-60 reverse stock split of First Independence Corporation Common Stock and to the references to our firm and such opinion in such Proxy Statement and Schedule 13E-3. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the "Act"), or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term "experts" as used in the Act or the rules and regulations of the Securities and Exchange Commission thereunder.


                                                                         /s/
                                                      Roney Capital Markets,
                                                      a division of Banc One
                                                       Capital Markets, Inc.

May 14, 1999